Exhibit 99.1

Phoenix New Media Reports Third Quarter 2022 Unaudited Financial Results

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time on November 14, 2022

BEIJING, China, November 15, 2022 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Mr. Shuang Liu, CEO of Phoenix New Media, commented, “The third quarter of 2022 remained a challenging one for our ad business due to weak advertising demand caused by the macroeconomic environment and COVID-19 outbreaks. Nevertheless, we remained committed to strengthening our media influence through breaking news coverage and organizing events, while continuing to upgrade our products, enrich our content offerings, and seize monetization opportunities. Going forward, we will remain prudent in evaluating business initiatives, align our business with shifting industry dynamics, and build our brand differentiation through consistent delivery of content with high value.”

Mr. Edward Lu, CFO of Phoenix New Media, further stated, “Our topline came under increased pressure this quarter due to the macro headwinds. While we remain dedicated to expanding our media presence and diversifying our revenue streams, we are working to align resources to profits, sharpening focus on a clear set of priorities. We believe that our continuous endeavors will sustain us through these adversities and prepare us to achieve a better margin recovery in the future.”

Third Quarter 2022 Financial Results

REVENUES

Total revenues in the third quarter of 2022 decreased by 20.4% to RMB194.8 million (US$27.4 million) from RMB244.6 million in the same period of 2021, primarily due to the year-over-year decline in the Company’s net advertising revenues.

Net advertising revenues in the third quarter of 2022 decreased by 20.4% to RMB172.4 million (US$24.2 million) from RMB216.6 million in the same period of 2021, mainly due to the reduction in advertising spending of advertisers from certain industries, the intensified industry-wide competition and the negative impact of the COVID-19 outbreak in certain regions in China in the third quarter of 2022.

Paid services revenues in the third quarter of 2022 decreased by 20.0% to RMB22.4 million (US$3.2 million) from RMB28.0 million in the same period of 2021. Paid services revenues comprise of (i) revenues from paid contents, mainly including digital reading, audio books, and paid videos, and (ii) revenues from E-commerce and others. Revenues from paid contents in the third quarter of 2022 decreased by 47.0% to RMB8.0 million (US$1.1 million) from RMB15.1 million in the same period of 2021, mainly due to the reduction in the content spending of certain customers. Revenues from E-commerce and others in the third quarter of 2022 increased by 11.6% to RMB14.4 million (US$2.1 million) from RMB12.9 million in the same period of 2021.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues in the third quarter of 2022 decreased by 17.0% to RMB128.4 million (US$18.1 million) from RMB154.7 million in the same period of 2021.

Gross profit in the third quarter of 2022 decreased by 26.1% to RMB66.4 million (US$9.3 million) from RMB89.9 million in the same period of 2021. Gross margin in the third quarter of 2022 slightly decreased to 34.1% from 36.7% in the same period of 2021.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin in the third quarter of 2022, excluding share-based compensation, slightly decreased to 34.8% from 36.9% in the same period of 2021.

OPERATING EXPENSES AND LOSS FROM OPERATIONS

Total operating expenses in the third quarter of 2022 decreased by 65.3% to RMB102.9 million (US$14.5 million) from RMB296.2 million in the same period of 2021, primarily attributable to the decrease in general and administrative expenses as the Company recognized RMB140.4 million of allowance for credit losses in the third quarter of 2021 related to the entire amount of accounts receivable and notes receivable from Evergrande Group and did not recognize such loss in the third quarter of 2022, as well as the decrease in other operating expenses as a result of the strict cost control measures.

Loss from operations in the third quarter of 2022 was RMB36.5 million (US$5.2 million), compared to RMB206.3 million in the same period of 2021. Operating margin in the third quarter of 2022 was negative 18.8%, compared to negative 84.3% in the same period of 2021.

Non-GAAP loss from operations in the third quarter of 2022, which excluded share-based compensation, was RMB32.4 million (US$4.6 million), compared to non-GAAP loss from operations of RMB204.8 million in the same period of 2021. Non-GAAP operating margin in the third quarter of 2022, excluding share-based compensation, was negative 16.7%, compared to negative 83.7% in the same period of 2021.

OTHER INCOME OR LOSS

Other income or loss reflects net interest income, foreign currency exchange gain or loss, income or loss from equity method investments, net of impairment, fair value changes in investments, net, gain on disposal of available-for-sale debt investments, impairment of available-for-sale debt investment, and others, net. Total net other income in the third quarter of 2022 was RMB61.2 million (US$8.6 million), compared to total net other income of RMB17.8 million in the same period of 2021. The increase in total net other income was mainly due to the following:

•
Net interest income in the third quarter of 2022 was RMB8.3 million (US$1.2 million), compared to RMB13.1 million in the same period of 2021.

•
Foreign currency exchange loss in the third quarter of 2022 was RMB15.6 million (US$2.2 million), compared to a foreign currency exchange loss of RMB1.9 million in the same period of 2021, which was mainly caused by the significant depreciation of Renminbi against US dollars in the third quarter of 2022.

•
Gain on disposal of available-for-sale debt investments in the third quarter of 2022 was RMB64.4 million (US$9.0 million), which represented the difference between the actual withholding tax paid in the third quarter of 2022 and the previously accrued withholding tax that was calculated based on 10% of the gain recognized from the disposal of available-for-sale debt investments in Particle, as disclosed in the Company's Form 20-F dated April 28, 2022.

•
Others, net, in the third quarter of 2022 was a gain of RMB2.0 million (US$0.3 million), compared to a gain of RMB3.7 million in the same period of 2021. Others, net primarily consists of government subsidies and some non-operating gain or loss.

NET INCOME OR LOSS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net income attributable to Phoenix New Media Limited in the third quarter of 2022 was RMB24.3 million (US$3.4 million), compared to net loss attributable to Phoenix New Media Limited of RMB134.0 million in the same period of 2021. Net margin in the third quarter of 2022 was positive 12.5%, compared to negative 54.8% in the same period of 2021. Net income per diluted ordinary share in the third quarter of 2022 was RMB0.04 (US$0.01), compared to net loss per diluted ordinary share of RMB0.23 in the same period of 2021.

Non-GAAP net loss attributable to Phoenix New Media Limited, which excluded share-based compensation, income or loss from equity method investments, net of impairment, fair value changes in investments, net, and gain on disposal of available-for-sale debt investments was RMB38.0 million (US$5.3 million) in the third quarter of 2022, compared to RMB135.4 million in the same period of 2021. Non-GAAP net margin in the third quarter of 2022 was negative 19.5%, compared to negative 55.3% in the same period of 2021. Non-GAAP net loss per diluted ADS in the third quarter of 2022 was RMB3.13 (US$0.44), compared to RMB11.16 in the same period of 2021. “ADS(s)” refers to the Company's American Depositary Share(s), each representing 48 Class A ordinary shares of the Company.

In the third quarter of 2022, the Company’s weighted average number of ADSs used in the computation of diluted net loss per ADS was 12,131,757. As of September 30, 2022, the Company had a total of 582,324,325 ordinary shares outstanding, or the equivalent of 12,131,757 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of September 30, 2022, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.13 billion (US$159.4 million).

Business Outlook

For the fourth quarter of 2022, the Company expects its total revenues to be between RMB203.2 million and RMB223.2 million; net advertising revenues are expected to be between RMB187.8 million and RMB202.8 million; and paid services revenues are expected to be between RMB15.4 million and RMB20.4 million.

All of the above forecasts reflect the current and preliminary view of the Company’s management, which are subject to changes and substantial uncertainty, particularly in view of the potential impact of the COVID-19 outbreak, the effects of which are difficult to analyse and predict.

Conference Call Information

The Company will hold a conference call at 8:00 p.m. U.S. Eastern Time on November 14, 2022 (November 15, 2022 at 9:00 a.m. Beijing/Hong Kong time) to discuss its third quarter 2022 unaudited financial results and operating performance.

To participate in the call, please register in advance of the conference by clicking here (https://register.vevent.com/register/BI963adf0770ef4667975044e361cf3b7a). Upon registering, each participant will receive the participant dial-in numbers and a unique access PIN, which will be used to join the conference call. Please dial in 10 minutes before the call is scheduled to begin.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income or loss per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss attributable to Phoenix New Media Limited is net income or loss attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity method investments, net of impairment, fair value changes in investments, net, gain on disposal of available-for-sale debt investments, and impairment of available-for-sale debt investments. Non-GAAP net margin is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss per diluted ADS is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation, income or loss from equity method investments, net of impairment, and fair value changes in investments, net, which have been and will continue to be significant recurring items, and without the effect of gain on disposal of available-for-sale debt investments and impairment of available-for-sale debt investments, which have been significant and one-time items. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1135 to US$1.00, the noon buying rate in effect on September 30, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentations, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; competition in its industry in China; relevant government policies and regulations relating to the Company; and the effects of the COVID-19 on the economy in China in general and on the Company’s business in particular. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Muzi Guo

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	September 30,	September 30,
	2021*	2022	2022
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	188,980	106,294	14,943
Term deposits and short term investments	1,309,028	1,014,789	142,657
Restricted cash	15,618	13,115	1,844
Accounts receivable, net	456,935	392,132	55,125
Amounts due from related parties	57,079	66,147	9,299
Prepayment and other current assets	49,363	47,292	6,647
Total current assets	2,077,003	1,639,769	230,515
Non-current assets:
Property and equipment, net	29,051	14,782	2,078
Intangible assets, net	22,495	26,466	3,720
Available-for-sale debt investments	29,401	309	43
Equity investments, net	111,128	122,471	17,217
Deferred tax assets	92,189	105,191	14,787
Operating lease right-of-use assets, net	41,361	107,980	15,180
Other non-current assets	3,218	6,790	955
Total non-current assets	328,843	383,989	53,980
Total assets	2,405,846	2,023,758	284,495
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	217,172	213,130	29,961
Amounts due to related parties	34,735	52,828	7,426
Advances from customers	33,461	36,832	5,178
Taxes payable	412,776	184,368	25,918
Salary and welfare payable	119,812	101,552	14,276
Accrued expenses and other current liabilities	123,243	73,835	10,380
Operating lease liabilities	25,780	22,714	3,193
Total current liabilities	966,979	685,259	96,332
Non-current liabilities:
Deferred tax liabilities	1,312	-	-
Long-term liabilities	28,330	28,329	3,982
Operating lease liabilities	20,070	86,499	12,160
Total non-current liabilities	49,712	114,828	16,142
Total liabilities	1,016,691	800,087	112,474
Shareholders' equity:
Phoenix New Media Limited shareholders' equity:
Class A ordinary shares	17,499	17,499	2,460
Class B ordinary shares	22,053	22,053	3,100
Additional paid-in capital	1,629,014	1,636,224	230,017
Statutory reserves	98,482	98,482	13,844
Accumulated deficit	(300,357)	(451,563)	(63,480)
Accumulated other comprehensive loss	(39,308)	(39,653)	(5,574)
Total Phoenix New Media Limited shareholders' equity	1,427,383	1,283,042	180,367
Noncontrolling interests	(38,228)	(59,371)	(8,346)
Total shareholders' equity	1,389,155	1,223,671	172,021
Total liabilities and shareholders' equity	2,405,846	2,023,758	284,495

* Derived from audited financial statements included in the Company's Form 20-F dated April 28, 2022.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income/(loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Net advertising revenues	216,561	160,478	172,401	24,236	650,862	491,255	69,060
Paid service revenues	28,048	31,161	22,372	3,145	76,556	70,538	9,916
Total revenues	244,609	191,639	194,773	27,381	727,418	561,793	78,976
Cost of revenues	(154,719)	(142,003)	(128,402)	(18,050)	(399,858)	(412,724)	(58,020)
Gross profit	89,890	49,636	66,371	9,331	327,560	149,069	20,956
Operating expenses:
Sales and marketing expenses	(62,162)	(52,575)	(48,647)	(6,839)	(192,373)	(160,616)	(22,579)
General and administrative expenses	(194,939)	(52,192)	(20,927)	(2,942)	(300,432)	(118,565)	(16,668)
Technology and product development expenses	(39,111)	(39,649)	(33,359)	(4,690)	(117,815)	(108,049)	(15,189)
Total operating expenses	(296,212)	(144,416)	(102,933)	(14,471)	(610,620)	(387,230)	(54,436)
Loss from operations	(206,322)	(94,780)	(36,562)	(5,140)	(283,060)	(238,161)	(33,480)
Other income/(loss):
Interest income, net	13,068	10,320	8,298	1,167	36,347	27,201	3,824
Foreign currency exchange (loss)/gain	(1,877)	(22,653)	(15,604)	(2,194)	2,220	(37,084)	(5,213)
Loss from equity method investments, net of impairment	(192)	(424)	(199)	(28)	(751)	(803)	(113)
Fair value changes in investments, net	3,092	79	2,294	322	3,224	3,147	442
Gain on disposal of available-for-sale debt investments	-	-	64,357	9,047	-	64,357	9,047
Impairment of available-for-sale debt investments	-	(5,980)	-	-	-	(5,980)	(841)
Others, net	3,670	(2,378)	2,021	284	13,265	2,826	397
(Loss)/income before income taxes	(188,561)	(115,816)	24,605	3,458	(228,755)	(184,497)	(25,937)
Income tax (expense)/benefit	(12,022)	11,022	(3,071)	(432)	(13,758)	12,075	1,697
Net (loss)/income	(200,583)	(104,794)	21,534	3,026	(242,513)	(172,422)	(24,240)
Net loss attributable to noncontrolling interests	66,585	8,954	2,797	393	72,240	21,216	2,983
Net (loss)/income attributable to Phoenix New Media Limited	(133,998)	(95,840)	24,331	3,419	(170,273)	(151,206)	(21,257)
Net (loss)/income	(200,583)	(104,794)	21,534	3,026	(242,513)	(172,422)	(24,240)
Other comprehensive loss, net of tax: fair value remeasurement for available-for-sale debt investments	-	(17,856)	-	-	(1,730)	(24,010)	(3,375)
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	1,230	11,994	12,123	1,704	(893)	23,665	3,327
Comprehensive (loss)/income	(199,353)	(110,656)	33,657	4,730	(245,136)	(172,767)	(24,288)
Comprehensive loss attributable to noncontrolling interests	66,585	8,954	2,797	393	72,240	21,216	2,983
Comprehensive (loss)/income attributable to Phoenix New Media Limited	(132,768)	(101,702)	36,454	5,123	(172,896)	(151,551)	(21,306)
Net (loss)/income per Class A and Class B ordinary share:
Basic	(0.23)	(0.16)	0.04	0.01	(0.29)	(0.26)	(0.04)
Diluted	(0.23)	(0.16)	0.04	0.01	(0.29)	(0.26)	(0.04)
Net (loss)/income per ADS (1 ADS represents 48 Class A ordinary shares):
Basic	(11.05)	(7.90)	2.01	0.28	(14.04)	(12.46)	(1.75)
Diluted	(11.05)	(7.90)	2.01	0.28	(14.04)	(12.46)	(1.75)
Weighted average number of Class A and Class B ordinary shares used in computing net (loss)/income per share:
Basic	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325
Diluted	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325	582,324,325

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Net advertising service	216,561	160,478	172,401	24,236	650,862	491,255	69,060
Paid services	28,048	31,161	22,372	3,145	76,556	70,538	9,916
Total revenues	244,609	191,639	194,773	27,381	727,418	561,793	78,976
Cost of revenues
Net advertising service	146,110	131,872	119,850	16,848	377,137	387,819	54,519
Paid services	8,609	10,131	8,552	1,202	22,721	24,905	3,501
Total cost of revenues	154,719	142,003	128,402	18,050	399,858	412,724	58,020
Gross profit
Net advertising service	70,451	28,606	52,551	7,388	273,725	103,436	14,541
Paid services	19,439	21,030	13,820	1,943	53,835	45,633	6,415
Total gross profit	89,890	49,636	66,371	9,331	327,560	149,069	20,956

Phoenix New Media Limited

Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenue sharing fees	6,639	2,838	4,850	682	13,293	11,334	1,593
Content and operational costs	134,175	126,454	113,796	15,997	344,308	364,637	51,260
Bandwidth costs	13,905	12,711	9,756	1,371	42,257	36,753	5,167
Total cost of revenues	154,719	142,003	128,402	18,050	399,858	412,724	58,020

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended September 30, 2021				Three Months Ended June 30, 2022				Three Months Ended September 30, 2022
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	89,890	455	(1)	90,345	49,636	825	(1)	50,461	66,371	1,439	(1)	67,810
Gross margin	36.7%			36.9%	25.9%			26.3%	34.1%			34.8%
Loss from operations	(206,322)	1,508	(1)	(204,814)	(94,780)	2,429	(1)	(92,351)	(36,562)	4,128	(1)	(32,434)
Operating margin	(84.3)%			(83.7)%	(49.5)%			(48.2)%	(18.8)%			(16.7)%
		1,508	(1)			2,429	(1)			4,128	(1)
		192	(2)			424	(2)			199	(2)
		(3,092)	(3)			(79)	(3)			(2,294)	(3)
		-	(4)			5,980	(4)			-	(4)
		-	(5)			-	(5)			(64,357)	(5)
Net (loss)/income attributable to Phoenix New Media Limited	(133,998)	(1,392)		(135,390)	(95,840)	8,754		(87,086)	24,331	(62,324)		(37,993)
Net margin	(54.8)%			(55.3)%	(50.0)%			(45.4)%	12.5%			(19.5)%
Net (loss)/income per ADS-diluted	(11.05)			(11.16)	(7.90)			(7.18)	2.01			(3.13)
Weighted average number of ADSs used in computing diluted net (loss)/income per ADS	12,131,757			12,131,757	12,131,757			12,131,757	12,131,757			12,131,757

(1) Share-based compensation

(2) Loss from equity method investments, net of impairment

(3) Fair value changes in investments, net

(4) Impairment of available-for-sale debt investments

(5) Gain on disposal of available-for-sale debt investments